SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

April 06, 2017

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

6 April 2017

Smith & Nephew plc

Smith & Nephew announces the results of the voting by poll on the resolutions put to its Annual General Meeting held at 2pm on 6 April 2017.

Resolution	For/Discretion (Number of votes)	Percentage For/Discretion (%)	Against (Number of votes)	Total votes validly cast	Percentage of relevant shares in issue (%)	Withheld (Number of votes)
Ordinary resolutions

1. To receive and adopt the audited accounts	586,180,837	99.99	37,534	586,218,371	66.99%	3,590,379

2. To approve the Directors' Remuneration Policy	578,383,031	98.30	10,003,885	588,386,916	67.24%	1,422,700

3. To approve the Directors' Remuneration Report	581,873,387	98.85	6,787,211	588,660,598	67.27%	1,149,020

4. To declare a final dividend	589,547,729	99.99	33,462	589,581,191	67.38%	228,427

5. To elect Graham Baker	582,628,820	98.84	6,821,757	589,450,577	67.36%	356,179

6. To re-elect Vinita Bali	572,852,757	98.36	9,552,476	582,405,233	66.56%	7,401,522

7. To re-elect Ian Barlow	582,950,675	98.90	6,490,084	589,440,759	67.36%	365,996

8. To re-elect Olivier Bohuon	581,360,475	98.63	8,103,117	589,463,592	67.36%	343,164

9. To re-elect The Rt. Hon Baroness Virginia Bottomley of Nettlestone DL	577,518,717	98.00	11,789,298	589,308,015	67.35%	495,998

10.To re-elect Erik Engstrom	587,911,230	99.74	1,523,899	589,435,129	67.36%	371,626

11. To re-elect Robin Freestone	584,937,298	99.26	4,354,614	589,291,912	67.34%	514,843

12. To re-elect Michael Friedman	586,040,203	99.43	3,382,780	589,422,983	67.36%	383,772

13. To re-elect Joseph Papa	575,007,776	97.55	14,428,481	589,436,257	67.36%	370,548

14. To re-elect Roberto Quarta	560,911,073	95.24	28,059,117	588,970,190	67.31%	836,614

15. To re-appoint KPMG LLP as the Auditor	588,684,358	99.85	871,493	589,555,851	67.37%	252,816

16. To authorise the Directors to determine the remuneration of the Auditor	589,372,184	99.97	174,796	589,546,980	67.37%	262,588

17. To renew the Directors' authority to allot shares	577,005,741	97.87	12,530,446	589,536,187	67.37%	271,940

Special resolutions

18. To renew the Directors' authority for the disapplication of the pre-emption rights	552,659,786	95.87	23,798,582	576,458,368	65.88%	13,349,807

19. To renew the Directors' limited authority to make market purchases of the Company's own shares	583,914,861	99.06	5,544,056	589,458,917	67.36%	348,960

20. To authorise general meetings to be held on 14 clear days' notice	534,299,941	91.08	52,322,789	586,622,730	67.04%	3,184,846

The number of Ordinary Shares in issue on 6 April 2017 at 6pm (excluding shares held in Treasury) was 875,057,786. Shareholders are entitled to one vote per share. A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

A copy of the Resolutions passed as Special Business at the Annual General Meeting is being submitted to the UK Listing Authority and will shortly be available for inspection at the National Storage Mechanism document viewing facility at: http://www.morningstar.co.uk/uk/nsm

Susan Swabey
Company Secretary
Smith & Nephew plc

Tel: +44 (0)20 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: April 06, 2017

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary